nCoat, INC.
7237 Pace Drive
Whitsett, NC 27377
(336) 447-2000

February 22, 2007

Via Edgar

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	nCoat, Inc.
Form 8-KA Item 4.01 filed February 16, 2007 and Form 8-K item 4.01 filed February 22, 2007
FILE NO. 333-121660

Attention:	Mr. Jeffery Gordon; Staff Accountant

Dear Mr. Gordon:

In response to the comment letter from your offices dated February 15, 2007, and our additional telephone communications, nCoat, Inc. (the "Company") hereby requests that the above-captioned reports be received by your offices as the Company’s response.

In addition, the Company wishes to state that:

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and,

the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours;
nCoat, Inc.

/s/ Paul S. Clayson
Paul S. Clayson
Chief Executive Officer